UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/ Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

G REIT, Inc.
(Name of Subject Company)
G REIT, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Anthony W. (“Tony”) Thompson
G REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705
(877) 888-7348
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With copies to:

Andrea Biller, Esq. Triple Net Properties, LLC 1551 N. Tustin Avenue, Suite 200 Santa Ana, California 92705 (877) 888-7348	William J. Cernius, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (949) 540-1235
      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.
      The name of the subject company is G REIT, Inc., a Maryland corporation (the “Company” or “G REIT”). The principal executive offices of the Company are located at 1551 N. Tustin Avenue, Suite 200, Santa Ana, California 92705, and the Company’s telephone number is (877) 888-7348.
      The class of equity securities to which this Solicitation/ Recommendation Statement (this “Statement”) relates is the Company’s common stock, par value $0.01 per share (the “G REIT Common Stock”). The shares of G REIT Common Stock are hereinafter referred to as the “Shares.”
      As of November 21, 2005, there were 43,869,000 Shares outstanding.

Item 2.	Identity and Background of Filing Person.
      The name, business address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.
      This Statement relates to the tender offer by Sutter Opportunity Fund 3, LLC; MPF Income Fund 21, LLC; MPF DeWaay Fund 3, LLC; MPF Income Fund 23, LLC; MP Falcon Growth Fund 2, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 4, LLC; MPF Income Fund 22, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 3, LLC; Steven Gold; MPF-NY 2005, LLC; Moraga Gold, LLC; and MacKenzie Patterson Fuller, Inc. (collectively, “MPF”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2005, as amended by Amendment No. 1 to Schedule TO filed with the SEC on November 7, 2005 (as amended, the “Schedule TO”). According to the Schedule TO, MPF is offering to purchase up to 2,200,000 Shares at $7.00 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 and December 12, 2005 or such other date to which the offer may be extended my MPF, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2005, as supplemented by the Addendum to Offer to Purchase Shares dated November 7, 2005 (as supplemented, the “Offer to Purchase”) and the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”). The Schedule TO states that the principal executive offices of MPF are located at 1640 School Street, Moraga, California 94556, and their telephone number is (925) 631-9100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
      Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (a) the Company, its executive officers, directors or affiliates, or (b) MPF and its executive officers, directors or affiliates.
      Information regarding any such agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates and any of their respective executive officers, directors or affiliates is included in the following sections of the Company’s Proxy Statement filed on Schedule 14A with the SEC on June 27, 2005 (the “2005 Proxy Statement”), portions of which sections are attached hereto as Annex A and incorporated herein by this reference: “Compensation of Directors and Executive Officers,” “Principal Stockholders” and “Certain Relationships and Related Party Transactions.” The Company has not updated the information in Annex A and such information is given as of the date of the 2005 Proxy Statement.
      The Company’s charter documents contain typical, limited immunities from monetary liability for the Company’s directors and typical, limited rights to indemnification in favor of the Company’s directors and officers. The Company’s directors and officers are also covered by director and officer insurance.

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Item 4.	The Solicitation or Recommendation.
      (a) Solicitation or Recommendation. The Board of Directors of the Company (the “Board”) recommends that all holders of Shares reject the Offer and not tender any shares in connection with the Offer.
      (b) Reasons. In making the recommendation set forth in the preceding paragraph, the Board considered a number of factors the Board believes are relevant in evaluating the Offer:

(i) According to the Schedule TO filed by MPF, the $7.00 per Share price offered by MPF will be reduced by the amount of distributions declared or made by the Company between November 1, 2005 and December 12, 2005 or such other date to which the Offer may be extended by MPF. The Company has historically paid a monthly cash distribution to its stockholders based on a percentage of the initial $10.00 per Share purchase price. In keeping with this practice, on November 7, 2005, the Company made a previously-approved distribution to its stockholders at the rate of 7.5% per annum, or $0.0625 per Share. Prior to the end of November, the Board expects to approve another distribution to its stockholders at 7.5% per annum, or $0.0625 per Share, which the Company expects will be paid to stockholders on or around December 7, 2005. When adjusted for these distributions, the actual price offered by MPF is approximately $6.88 per Share.

(ii) The Board believes that the $7.00 per Share ($6.88 per Share, as adjusted) does not represent the fair value of the Shares. In the Offer to Purchase, MPF reported that its review of independent secondary market reporting publications revealed that The Stanger Report recorded the sale of 13,055 Shares at a price range of $9.50 to $9.81 during the Second Quarter 2005 and that during the reporting period July/ August 2005, Direct Investments Spectrum recorded the sale of 67,671 Shares at a weighted average price per share of $9.64. While the information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange, the Board believes that these prices more closely represent fair consideration for the Shares than the price offered by MPF.

(iii) MPF asserts in the Offer to Purchase that, because there is no real public market for the Shares, the estimated liquidation value of the Company is one relevant factor in evaluating the value of the Shares. Accordingly, in the Offer to Purchase MPF, while acknowledging that it has not made an independent appraisal of the Shares and that it is not qualified to appraise real estate, estimates that the Company could have a liquidation value of approximately $7.94 per Share. The Board believes that the estimate of the Company’s liquidation value arrived at by MPF is too low, and that MPF’s analysis was influenced by its acknowledged motivation to establish the lowest offering price which might be acceptable to the Company’s stockholders consistent with MPF’s own objectives. Indeed, MPF states in the Offer to Purchase that the offered price was “established based on MPF’s objectives and not necessarily in the best financial interest of the Company’s stockholders.”

(iv) In arriving at its offer price of $7.00 per Share ($6.88 per Share, as adjusted), MPF reduced its own estimated liquidation value of the Shares ($7.94 per share) by applying a liquidity discount which reduces the value of the Shares on the assumption that they cannot be easily sold. It is not clear to the Board that the liquidity discount used by MPF is appropriate or is the correct measure for determining the true value of the Shares.

(v) The Company has not conducted a formal valuation analysis of the Shares in response to the Offer. However, as previously disclosed, the Board continues to consider a variety of potential strategic initiatives for the Company in an effort to maximize stockholder value. In this continuing effort, the Company has examined the value of the Company’s assets, including their potential liquidation value. While there can be no assurance as to whether or when any strategic initiatives may occur, the Board believes that the $7.00 per Share ($6.88 per Share, as adjusted) offered by MPF does not reflect the fair value of the Shares.

(vi) The MPF Offer is limited to 2,200,000 Shares. If more than 2,200,000 Shares are tendered in response to the Offer, MPF will accept the Shares on a pro rata basis unless those tendering stockholders choose to sell “All or None” of their Shares. If a stockholder chooses the “All or None” option and MPF

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cannot purchase all of that stockholder’s Shares, then the stockholder will be deemed to automatically withdraw its tender. Unless it chooses the “All or None” option, a stockholder who tenders all of its Shares might not fully dispose of its investment in the Company.

(vii) If MPF acquires the desired percentage of shares constituting the Offer, it will become the Company’s largest stockholder group and voting block, owning approximately 5% of the Company’s outstanding shares. No stockholder currently owns more than 1% of the Company’s outstanding shares. This concentration of ownership may influence business decisions in a manner that adversely affects the other stockholders.

(viii) As disclosed in the Offer to Purchase, MPF has engaged a depositary for the Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the Offer price that can independently verify that such funds are available for payment, and MPF may have access to the Shares tendered by stockholders before all conditions to the Offer have been satisfied and tendering holders have been paid.

(ix) The Offer includes statements regarding the sufficiency of the funded capital available to MPF to satisfy its obligations to purchase all shares tendered pursuant to the Offer. Detailed financial information relating to the MPF bidders is not publicly available, and the Board cannot therefore verify the ability of MPF to fund the Offer.

      As explained above, the Board recommends that all holders of Shares reject the Offer and not tender any Shares in connection with the Offer. However, the Board acknowledges that a stockholder’s individual circumstances may warrant a different result. For example, a stockholder faced with immediate liquidity needs may choose to consider the immediate liquidity offered by MPF’s Offer. Each stockholder must make his, her or its own decision whether to tender or refrain from tendering its Shares. The Company strongly urges each stockholder to carefully consider all aspects of the Offer in light of its own circumstances, including (i) its investment objectives, (ii) its financial circumstances including its tolerance for risk and need for liquidity, (iii) other financial opportunities available to it, (iv) its own tax position and tax consequences, and (v) other factors it determines are relevant to its decision. Stockholders should carefully review all of the Offer documents, as well as the Company’s publicly available annual, quarterly and other reports and this Statement, and consult with their own financial, tax and other advisors in evaluating the Offer before deciding whether to tender their Shares.
      (c) Intent to tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates and subsidiaries intends to tender or sell Shares beneficially owned by them pursuant to the Offer.

Item 5.	Person/ Assets, Retained, Employed, Compensated or Used.
      Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.
      No transactions in the Shares have been effected during the last 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.
      (a) The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

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      (b) There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8.	Additional Information.
      None.

Item 9.	Exhibits.

Exhibit	Description

(a)(1)	Letter to Stockholders of G REIT, Inc., from Anthony W. (‘Tony”) Thompson, Chairman, President and Chief Executive Officer of the Company, dated as of November 21, 2005*
(e)(1)	Excerpts from the G REIT, Inc. Proxy Statement filed on Schedule 14A with the SEC on June 27, 2005, incorporated by reference to Annex A to this Schedule
(g)	None

*	Included as the cover page to this Solicitation/ Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company.
SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

G REIT, INC.

By:	/s/ Anthony W. (“Tony”) Thompson

Name: Anthony W. (“Tony”) Thompson

Title:	Chairman, President and Chief

Executive Officer
Dated: November 21, 2005

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Exhibit (e)(1)
ANNEX A
Excerpts from the G REIT, Inc. Proxy Statement
filed on Schedule 14A with the SEC on June 27, 2005
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Director Compensation
      Effective June 29, 2004, we pay each independent and outside director an annual retainer fee of $15,000. In addition, each independent and outside director is paid the following fees for attending board and committee meetings:

•	$1,000 per regular monthly board meeting, whether in person or by telephone;

•	$500 per committee meeting, whether in person or by telephone, unless the committee meeting follows a regularly scheduled monthly board meeting; and

•	an additional $500 per committee meeting to the committee chairperson for each meeting attended in person or by telephone.
      The independent and outside directors also qualify for the independent director stock option plan and 2004 award plan.
Independent Director Stock Option Plan
      On July 22, 2002, we adopted the independent director stock option plan, or Director Plan. Only outside and independent directors are eligible to participate in the Director Plan. We have authorized and reserved a total of 100,000 shares of common stock for issuance under the Director Plan. The Director Plan provides for the grant of initial and subsequent options. Initial options are non-qualified stock options to purchase 5,000 shares of common stock at the applicable option exercise price described below granted to each independent director and each outside director as of the date such individual becomes an independent or outside director. Subsequent options to purchase 5,000 shares of common stock at the applicable option exercise price may be granted on the date of each annual meeting of stockholders, or as otherwise determined by our executive compensation committee, to each independent and outside director so long as the individual is still in office. In 2004, we granted options to purchase 40,000 shares at $9.00 per share to our independent and outside directors. As of December 31, 2004, we have granted options to purchase 80,000 shares of our common stock in accordance with the Director Plan. The Director Plan was approved at our annual meeting of stockholders on June 28, 2003.
Officer and Employee Stock Option Plan
      On July 22, 2002, we adopted the officer and employee stock option plan, or Officer Plan. All of the officers and employees are eligible to participate in the officer plan. We have no employees as of March 31, 2005. We have authorized and reserved a total of 400,000 shares of common stock for issuance under the Officer Plan. Our Board of Directors, acting on the recommendation of management, has discretion to grant options to officers and employees. In 2004, we granted options to purchase 275,000 shares at $9.00 per share to officers. As of December 31, 2004, we have granted options to purchase 340,000 shares to our officers. The Officer Plan was approved at our annual meeting of stockholders on June 28, 2003.

Equity Compensation Plan Information
      Our equity compensation plan information as of December 31, 2004 is as follows:

		Weighted Average
	Number of Securities to be Issued	Exercise Price of	Number of Securities
	Upon Exercise of Outstanding	Outstanding Options,	Remaining Available
Plan Category	Options, Warrants and Rights	Warrants and Rights	for Future Issuance

Equity compensation plans approved by security holders(*)	440,000	$9.00-$9.05	6,060,000
Equity compensation plans not approved by security holders	—		—

Total	440,000		6,060,000

(*)	Each of the independent director and officer/employee stock option grants was approved at our Annual Meeting of Stockholders held on June 28, 2003. Our 2004 incentive award plan was approved at our Annual Meeting of Stockholders held on June 29, 2004.
Compensation of Executive Officers
      We have no employees and our executive officers are all employees of our Advisor and/or its affiliates. These executive officers are compensated by our Advisor and/or its affiliates and will not receive any compensation from us for their services.
Option/ SAR Grants in Last Fiscal Year
      We granted options to purchase 275,000 shares of our common stock at $9.00 per share to our officers in the last fiscal year ended December 31, 2004.
Aggregated Option/ SAR Exercises and Fiscal Year-End Option/ SAR Value Table

(e)
	(b)		(d)	Value of Unexercised
	Shares	(c)	Number of Securities	In-the-Money
	Acquired on	Value	Underlying Unexercised	Options/SARs at
(a)	Exercise	Realized	Options/SARs at FY-End	FY-End ($)
Name	($)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Anthony W. Thompson	-0-	-0-	45,000/50,000	$43,000/$50,000
Compensation Committee Interlocks and Insider Participation
      During 2004, Messrs. Thompson, Inlow and Wallace served on the executive compensation committee. Mr. Thompson also served as our chief executive officer and president.
PRINCIPAL STOCKHOLDERS
      The following table shows, as of March 31, 2005, the number and percentage of shares of our common stock owned by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (2) our chief executive officer (and each of the four most highly compensated executive officers if such officer’s salary and bonus for 2004 exceeded $100,000), (3) each director and (4) all directors and executive officers as a group.

	Number of Shares of
	Common Stock		Percent of
Name	Beneficially Owned(1)		Class

Anthony W. Thompson, Chairman, Chief Executive Officer and President	74,313	(2)	*
Gary T. Wescombe, Director	10,000		*
Edward A. Johnson, Director	10,000		*
D. Fleet Wallace, Director	10,000		*
W. Brand Inlow, Director	10,000		*
Glenn L. Carpenter, Director	-0-		*

All Named Executive Officers and Directors as a Group	114,313		*

*	Represents less than 1% of the outstanding common stock.

(1)	These amounts include shares issueable upon exercise of options granted to each individual under the independent director stock option plan or the officer and employee stock option plan, to the extent that such options are currently exercisable or will become exercisable within 60 days of March 31, 2005.

(2)	Includes 6,175 shares of our common stock owned by AWT Family LP, a limited partnership controlled by Mr. Thompson and 23,138 shares of our common stock owned by our Advisor, Triple Net Properties, LLC. Mr. Thompson is the chief executive officer and 36% owner of Triple Net Properties, LLC.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      Triple Net Properties, LLC, our Advisor, is primarily responsible for managing our day-to-day business affairs and assets and carrying out the directives of our Board of Directors pursuant to the terms of the Advisory Agreement between us and our Advisor. Our Advisor is a Virginia limited liability company that was formed in April of 1998 to advise syndicated limited partnerships, limited liability companies and other entities regarding the acquisition, management and disposition of real estate assets. All of our officers and one of our directors are affiliated with our Advisor, and these officers and directors collectively own 43% of the equity interest in our Advisor. Our Advisor currently advises more than 100 entities that have invested in properties located in twenty states.
      Before the commencement of our initial public offering, our Advisor purchased 22,000 shares of our common stock at a price of $9.05 per share for $200,000 in cash. Our Advisor intends to retain such shares while serving as our Advisor.
Advisory Agreement
      Our Advisor bears the expenses incurred in connection with supervising, monitoring and inspecting real property or other assets owned by us (excluding proposed acquisitions) or otherwise relating to its duties under the Advisory Agreement. Such expenses include employing its personnel, rent, telephone, equipment and other administrative expenses. We reimburse our Advisor for certain expenses incurred, including those related to proposed acquisitions and travel expenses. However, we will not reimburse our Advisor for any operating expenses that, in any four consecutive fiscal quarters, exceed the greater of 2% of average invested assets or 25% of net income for such year. If our Advisor receives an incentive distribution, net income (for purposes of calculating operating expenses) excludes any gain from the sale of assets. Any amount exceeding the greater of 2% of average invested assets or 25% of net income paid to our Advisor during a fiscal quarter will be repaid to us within 60 days after the end of the fiscal year. We bear our own expenses for functions not required to be performed by our Advisor under the Advisory Agreement, which generally include capital raising and financing activities, corporate governance matters, and other activities not directly related to real estate properties and other assets. To date, except as disclosed below, no reimbursements have been made to our Advisor pursuant to the provisions of the Advisory Agreement.
      Under the terms of the Advisory Agreement, our Advisor has responsibility for our day-to-day operations, administers our accounting and bookkeeping functions, serves as a consultant in connection with policy decisions to be made by our Board of Directors, manages our properties and renders other services deemed appropriate by our Board of Directors. Our Advisor bears expenses incurred for the performance of its services and is entitled to reimbursement subject to certain limitations. Fees and costs reimbursed to our Advisor cannot exceed the greater of 2% of average invested assets or 25% of net income for the previous four quarters. During the years ended December 31, 2004, 2003 and 2002, we paid our Advisor $1,804,000, $1,167,000 and $409,000, respectively, for organizational and offering expenses.
Dealer Manager Agreement
      We entered into a Dealer Manager Agreement with NNN Capital Corp. whereby NNN Capital Corp. served as the managing broker dealer for each of our initial and second public offerings. During the period of our offerings, NNN Capital Corp. was 100% owned by Anthony W. Thompson, our chief executive officer, president and chairman of our Board of Directors. Pursuant to the terms of the Dealer Manager Agreement, for the years ended December 31, 2004 and 2003, we incurred and paid $25,149,000 and $14,108,000, respectively, of selling commissions and marketing and due diligence fees.
Real Estate Commissions
      Under the terms of the Advisory Agreement, an affiliate of our Advisor that serves as our real estate broker may receive a real estate or acquisition fee of up to 3% of the purchase price of our properties. For the years ended December 31, 2004 and 2003, $13,315,000 and $7,079,000, respectively, has been earned by Realty, an affiliate of our Advisor, in connection with the acquisition of our properties. During the years ended December 31, 2004 and 2003, Realty was 100% owned by Anthony W. Thompson, our chief executive officer, president and chairman of our Board of Directors.
Property Management Fee
      Under the terms of the Advisory Agreement, we pay Realty a property management fee equal to 5% of the gross income from our properties; however, a portion of this fee may be re-allowed to a third-party property manager. These fees are paid monthly. For the year ended December 31, 2004, 2003 and 2002, we have incurred $4,293,000, $458,000 and $24,000, respectively, in property management fees for our properties payable to Realty.
NNN 2004 Notes Program, LLC
      NNN 2004 Notes Program, LLC, or the Notes Program, is an affiliate of our Advisor. Notes Program has made loans from time to time to certain of our properties. As of December 31, 2004, all principal and interest due on loans made by the Notes Program to our properties has been repaid and we have no outstanding loans from the Notes Program. Terms of the Notes Program provide for interest payments at 11%. In addition to interest, the Notes Program is entitled to the greater of a 1% prepayment penalty or 20% of the profits upon sale of the property prorated for the amount of time the loan was outstanding. Loans from the Notes Program to the Congress Center and Two Corporate Plaza properties, which have been repaid, may result in additional amounts due to the Notes Program upon the sale of these properties, depending on profits, if any, upon sale. We cannot reasonably estimate the additional amounts due, if any, to the Notes Program if and when the Congress Center and Two Corporate Plaza properties are sold.

Business relationships with legal counsel
      Hirschler Fleischer, a Professional Corporation, acts as legal counsel to us. During the year ended December 31, 2004, we incurred and paid legal fees to Hirschler Fleischer of $512,000. During the year ended December 31, 2004, Louis J. Rogers was a member and stockholder of Hirschler Fleischer. Effective August 15, 2004, Mr. Rogers was appointed president of our Advisor and effective September 27, 2004, Mr. Rogers was appointed a member of our Advisor’s Board of Managers. Effective January 1, 2005, Mr. Rogers serves as senior counsel to Hirschler Fleischer. Also, effective January 1, 2005, Mr. Rogers owns 2% of our Advisor, 12% of Realty and 5% of NNN Capital Corp., affiliated entities of our Advisor.

EXHIBIT INDEX

Exhibit		Description

99	.(a)(1)	Letter to Stockholders of G REIT, Inc., from Anthony W. (“Tony”) Thompson, Chairman, President and Chief Executive Officer of the Company, dated as of November 21, 2005